SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Schedule TO
        Tender Offer Statement under Section 14(d)(9) or 13(e)(1) of the
                         Securities Exchange Act of 1934

                                 AMENDMENT NO. 2

                                 SCIENTIGO, INC.
                                    (issuer)

                                 SCIENTIGO, INC.
                                    (offeror)

                       2005 6.4% Senior Convertible Notes
                        Warrants to Purchase Common Stock
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                                Clifford A. Clark
                                 Scientigo,Inc.
                                6701 Carmel Road
                                    Suite 205
                         Charlotte, North Carolina 28226
                                 (704) 837-0500

                                   Copies to:

Gerald L. Baxter, Esq.                               Trevor J. Chaplick Esq.
Greenberg Traurig, LLP                          Wilson Sonsini Goodrich & Rosati
3290 Northside Parkway                              Professional Corporation
       Suite 400                                       11921 Freedom Drive
Atlanta, Georgia 30327                                      Suite 600
    (678) 553-2430                                      Reston, VA 20190
                                                         (703) 734-3100

                            CALCULATION OF FILING FEE

Transaction Valuation                                       Amount of Filing Fee
    $5,107,160.00                                                 $1,021.43

(a) Estimated solely for the purpose of determining the registration fee, and calculated based on the market value of the securities offered in the exchange offer. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $.0002 for each $1.00 of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. Registration Statement No. 333-129621 on Form S-4 filed November 10, 2005 (the "Registration Statement").

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ] third party tender offer subject to Rule 14d-1

[ ] going-private transaction subject to Rule 13e-3

[X] issuer tender offer subject to Rule 13e-4

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


This Amendment No. 2 to Issuer Tender Offer Statement on Schedule TO ("Schedule TO") relates to an offer by Scientigo, Inc. (the "Company"), a Delaware corporation, to exchange $.80 principal amount of one of two new 10% Notes (the "A Notes" or the "B Notes") and two Warrants to Purchase shares of Company Common Stock, par value $.001 (the "Common Stock") (the "A Warrants" and the "B Warrants") for $1.00 principal amount of outstanding 2005 6.4% Senior Convertible Notes (the "Notes") and each outstanding Warrant to Purchase one (1) share of Company Common Stock, par value $.001 (the "Warrants"), upon the terms and subject to the conditions contained in the Company's prospectus dated February __, 2006 (as may be amended and supplemented from time to time, the "Prospectus") and the related Letter of Transmittal, which are parts of the Company's Pre-Effective Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-129621), filed February 10, 2006 (the "Registration Statement") and are incorporated herein by reference.


      This Amendment No. 2 to Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The following Items are amended.

Item 2. Subject Company Information

      (a) Name and Address. The name of the issuer of the Notes, Warrants, A Notes, B Notes, A Warrants and B Warrants is Scientigo, Inc. The address of the principal executive offices of the Company is 6701 Carmel Road, Suite 205, Charlotte, North Carolina 28226. Its telephone number is (704) 837-0500.


      (b) Securities. This Schedule TO relates to the offer by the Company to exchange $.80 principal amount of either A Notes or B Notes and 1.17648 A Warrants and one B Warrant for each $1.00 principal amount of Notes and each outstanding Warrant, respectively. As of February 9, 2006, there were $6,383,950 principal amount of Notes outstanding and Warrants to purchase 3,164,788 shares of the Company's Common Stock outstanding. The actual principal amount of Notes and number of Warrants outstanding after the completion of the Company's exchange offer as described in the Prospectus will depend upon the final result of such exchange offer.


      (c) Trading Market and Price. There is no established trading market for the Notes or Warrants. Information regarding the Company's Common Stock is incorporated by reference from the section of the Prospectus entitled "Market for Common Equity and Related Stockholder Matters."

Item 3. Identity and Background of Filing Person.

      (a) Name and Address. This is an issuer tender offer. The Company is the filing person. The information set forth in Item 2(a) above is incorporated herein by reference in answer to Item 3 of this Schedule TO.

The Directors of the Company areas listed below:

Doyal G. Bryant, Jr.
6701 Carmel Road
Suite 205
Charlotte, North Carolina 28226

Hoyt G. Lowder                             Ronald L. Attkisson
10005 Hampton Place                        2839 Paces Ferry Road
Tampa, FL 33618                            Atlanta, GA 30339

Stuart J. Yarbrough
1000 Wilson Boulevard
Suite 1850
Arlington, VA 22209

The Executive Officers of the Company are as listed below:

Doyal G. Bryant, Jr.
CEO and President
6701 Carmel Road
Suite 205
Charlotte, North Carolina 28226

Stuart J. Yarbrough
Chairman of the Board
1000 Wilson Boulevard
Suite 1850
Arlington, VA 22209

Clifford A. Clark
Chief Financial Officer and Secretary
6701 Carmel Road
Suite 205
Charlotte, North Carolina 28226

Paul S. Odom
Senior Vice President - Software Applications and Solutions
6701 Carmel Road
Suite 205
Charlotte, North Carolina 28226

Cynthia S. White
Chief Operations Officer
6701 Carmel Road
Suite 205
Charlotte, North Carolina 28226

Item 4. Terms of the Transaction.

        (a) Material Terms.

                  (1) Tender offers. The information under the headings "Prospectus Summary - Exchange Offer," "The Exchange Offer" and "Certain United States Federal Income Tax Considerations - Tax Consequences of the Exchange Offer" in the Prospectus is incorporated herein by reference in partial answer to Item 4 of this Schedule TO.

                  (2) Mergers or Similar Transactions. Not applicable.

      (b) Purchases. To the best knowledge of the Company, no Notes or Warrants are to be purchased from any officer, director or affiliate of the Company, other than (i) Stuart J. Yarbrough, the Chairman of the Board of Directors, and Cynthia S. White, the Company's Chief Operations Officer, who hold an aggregate of $268,750 Principal Amount of Notes and 134,375 Warrants, and are eligible to participate in the Exchange Offer, and (ii) CrossHill Georgetown Capital, LP, which holds $750,000 principal amount of Notes and 375,000 Warrants. We have been advised that they intend to accept the Exchange Offer. The terms of exchange offered to such officers, director and affiliate of the Company are identical to those offered to all other holders of the Notes and Warrants.

Item 12. Exhibits.

Exhibit No.       Description
-----------       --------------------------------------------------------------


(a)(1)(i) Prospectus dated February __, 2006 (incorporated by reference to the Company's Pre-Effective No. 2 to Registration Statement on Form S-4 (File No. 333-129621)).

(a)(1)(ii) Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Company's Pre-Effective No. 2 to Registration Statement on Form S-4 (File No. 333-129621)).

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          Market Central, Inc.


                                          By:  /s/ Clifford A. Clark
                                               -------------------------------
                                          Name:    Clifford A. Clark
                                          Title:   Chief Financial Officer



Dated:  February 10, 2006